EXPENSE LIMITATION AGREEMENT

DREXEL HAMILTON MUTUAL FUNDS

This Agreement is made and entered into effective as of November 14, 2011, by and between Drexel Hamilton Mutual Funds, a Delaware statutory trust (the “Trust”) and Drexel Hamilton Investment Partners, LLC, a Pennsylvania limited liability company (the “Adviser”).

WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust (“Trust Instrument”), dated March 17, 2011, as amended, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type; and

WHEREAS, each of Drexel Hamilton Centre American Equity Fund, the Drexel Hamilton Centre Global Equity Fund, the Drexel Hamilton 8IP Asia Pacific Equity Fund, the Drexel Hamilton FOUR European Equity Fund (each a “Fund” and collectively the “Funds”) is a series of the Trust; and

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated July 12, 2011, (“Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund; and

WHEREAS, the Trust, the Funds, and the Adviser have determined that it is appropriate and in the best interests of the Funds and their shareholders to limit the expenses of the Funds, and, therefore, have entered into this Agreement, in order to maintain the Funds’ expense ratios within the Operating Expense Limit, as defined below.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Expense Limitation.

(a) Applicable Expense Limit. To the extent that the aggregate expenses of every character, including but not limited to investment advisory fees of the Adviser (but excluding interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of each Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act, and any transactions costs associated with short sales (including but not limited to brokerage commissions and dividends that are paid to persons from whom the Fund borrows securities)) incurred by the Funds in any fiscal year (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser. Net expenses after waiver will include the costs of selling short.

(b) Operating Expense Limit. Each Fund’s maximum Operating Expense Limit in any year shall be 1.25% of the average daily net assets of such Fund.

(c) Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for each Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of any Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the

Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to that Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

(d) Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Funds with respect to the previous fiscal year shall equal the Excess Amount.

(e) Recapture. If the Adviser so requests, any Fund Operating Expenses waived or reimbursed, including organizational fees, by the Adviser pursuant to this Agreement shall be repaid to the Adviser by the Portfolio in the first, second and third fiscal years following the fiscal year in which any such reimbursement or waiver occurs, if the total annual Fund Operating Expenses for the applicable following year, after giving effect to the repayment, do not exceed the expense limitation in effect at the time the waiver or reimbursement is made (or any lower expense limitation or limitations to which the parties may otherwise agree).

2.	Term and Termination of Agreement.

This Agreement with respect to the Funds shall continue in effect until the seventeenth (17th) day of November, 2012, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon written notice ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement.

3.	Miscellaneous.

(a) Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b) Interpretation. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

(c) Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

DREXEL HAMILTON MUTUAL FUNDS

/Andrew Bang/
By:	Andrew Bang, President

DREXEL HAMILTON INVESTMENT PARTNERS, LLC

/Andrew Bang/
By:	Andrew Bang, Managing Director

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